Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING

To be Held on May 30, 2024

INFORMATION ABOUT THE EXTRAORDINARY GENERAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held on Thursday, May 30, 2024, at 11.00 am (British Summer Time) at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Extraordinary General Meeting and described in more detail in this Proxy Statement.

Shareholders Entitled to Notice of and to Vote at the Extraordinary General Meeting

The Board has fixed the close of business on May 2, 2024 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Extraordinary General Meeting. Copies of the Notice of Extraordinary General Meeting, this Proxy Statement, and the accompanying Form of Proxy appointing a proxy or proxies, were first mailed to Shareholders on or about May 2, 2024. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on March 31, 2024, there were 45,684,145 ordinary shares issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Extraordinary General Meeting will be adjourned to 11.00 am (British Summer Time) on June 6, 2024 at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) the shareholder attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

A body corporate which is a Shareholder entitled to attend and vote at the Extraordinary General Meeting may authorize a person to act as its representative at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need to cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Extraordinary General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Extraordinary General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Extraordinary General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands at least 48 hours before the time appointed for the Extraordinary General Meeting will be voted at the Extraordinary General Meeting in accordance with Shareholders’ instructions contained in such instrument.

The resolutions are proposed as a special resolutions. On a show of hands, the special resolution to be proposed at the Extraordinary General Meeting will be duly passed by the affirmative vote of a majority of not less than two thirds of Shareholders present in person or by proxy and voting at the Extraordinary General Meeting. If a poll is demanded in the manner described above, the special resolution to be proposed at the Extraordinary General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a majority of not less than two thirds of votes cast at the Extraordinary General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Extraordinary General Meeting shall not be entitled to a second or casting vote.

General Information - The entire cost of the solicitation of proxies for the Extraordinary General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States and references to “£” and pence refer to the currency of the United Kingdom.

References to “we”, “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries

SUMMARY OF PROPOSAL

At the Extraordinary General Meeting, Shareholders will be requested to vote on the following proposals:

1)

To authorize the purchase of 1.1 million ordinary shares, effective from May 30, 2024 to March 31, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased;

2)

To authorize the purchase of 3 million ordinary shares, effective from May 30, 2024 to November 29, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased;

PROPOSAL NO. 1

That the purchase of ordinary shares, effective from May 30, 2024 to March 31, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased as set out below (the “Repurchase Plan”), be and hereby is approved.

“THAT in addition to the authority conferred by the Shareholders at its meeting held on September 21, 2023 the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies (Jersey) Law 1991 (the “Companies Law”), to make purchases of ordinary shares, provided that:

i)	the maximum number of ordinary shares hereby authorized to be purchased under this authority is 1.1 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ordinary share shall be US$10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ordinary share shall be lower of:

(a)

an amount equal to 5% above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(b)	an amount equal to US$ 77;

b)	the authority hereby conferred shall be effective from May 30, 2024 to March 31, 2025 (both days inclusive); and

c)	pursuant to Article 58A of the Companies Law, to hold as treasury shares any ordinary shares purchased under the authority conferred by paragraph (a) of this resolution.”

The Shareholders at the annual general meeting of the Company held on September 21, 2023 (“AGM”) approved the purchase by the Company of 3.3 million American Depository Shares (“ADS”) effective from October 1, 2023 to March 31, 2027. Pursuant to this approval, the Company had purchased 2.2 million ADSs as of March 27, 2024.

The Company terminated its ADS facility effective 5:00 pm (Eastern Time) on March 27, 2024 and exchanged outstanding ADSs for ordinary shares. Following the termination of Company’s ADS facility, the ordinary shares began trading on the NYSE under the symbol “WNS” from March 28, 2024.

Since the resolution passed by the shareholders at the AGM was limited to the purchase of ADSs and only 2.2 million ADSs have been purchased, the approval of the Shareholders is now sought for the purchase of the remaining 1.1 million ordinary shares. This proposed purchase of ordinary shares, together with the 2.2 million ADSs that we have purchased, shall be within the overall limit of 3.3 million approved by the Shareholders at the AGM.

DESCRIPTION OF THE REPURCHASE PLAN

Currently, the Company’s authorized share capital is £6,100,000 divided into 60,000,000 ordinary shares, par value 10 pence each, and 1,000,000 preferred shares, par value 10 pence each. Pursuant to Article 57 of the Companies Law, a company may purchase its own ordinary shares. However, the Companies Law also sets out a number of requirements in respect of such purchases. A purchase under Article 57 of the Companies Law is required by law to be sanctioned by a special resolution of the Company, i.e. a resolution that is passed by at least two-thirds of the shares voted in person or by proxy at the Extraordinary General Meeting.

Limit on Allowed Purchases under the Repurchase Plan

The total number of ordinary shares hereby authorized to be purchased under this resolution is 1.1 million, representing approximately 2.41% of the Company’s ordinary shares issued and outstanding, as of March 31, 2024.

Duration of the Repurchase Plan

The authority for the purchase of the Company’s ordinary shares under this resolution shall be effective from May 30, 2024 to March 31, 2025 (both days inclusive).

Purchase Price

The minimum price for purchases under this Repurchase Plan, exclusive of any expenses, which may be paid for an ordinary share shall be US$10.

The maximum price, exclusive of any expenses, which may be paid for an ordinary share shall be lower of:

1.

an amount equal to 5% above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

2.	an amount equal to US$ 77.

These minimum and maximum prices have been determined by the Company considering the market volatility and anticipated price range until March 31, 2025.

Manner of Purchases of Ordinary Shares and Implementation of the Repurchase Plan

Under the Repurchase Plan, the Company may purchase its ordinary shares from time to time through open market purchases, accelerated share repurchase transactions, or other open market purchases permitted by applicable federal securities laws.

The Board of Directors has authorized each member of our Board of Directors or the Group Chief Executive Officer or the Group Chief Financial Officer or the General Counsel, acting singly, on behalf of the Company, to prepare, execute and file or submit all necessary notifications, forms and agreements as may be required or as they consider desirable to implement the Repurchase Plan.

Treasury Shares

Under the Companies Law, a company may hold as treasury shares any of the ordinary shares it has redeemed or purchased, but may not exercise any voting rights attaching to such shares, make or receive any distribution in respect of such shares, nor exercise any other right in respect of such shares. Ordinary shares held as treasury shares may be cancelled, sold, transferred for the purposes of or under an employees’ share scheme or held by the company without cancelling, selling or transferring them. A company may hold as treasury shares such number of shares in the company that it has redeemed or purchased under the Companies Law as it thinks fit provided that another person holds at least one non-redeemable share in the company.

Status of Purchased Ordinary Shares

Any ordinary share that we purchase or acquire will be held by us as a treasury share.

Source of Funds

The Company may source the funds for such repurchases from internal or external sources.

Our directors do not propose to implement the Repurchase Plan in a manner and to such an extent that would materially affect our working capital requirements.

Pursuant to the Companies Law, the directors of the Company authorizing the purchase of ordinary shares pursuant to the Repurchase Plan shall make a statement as to the solvency of the Company at the time of any purchase of ordinary shares pursuant to this plan in the form prescribed by the Companies Law.

Rationale for the Repurchase Plan

We believe that the Repurchase Plan will benefit our shareholders by providing our directors with appropriate flexibility to purchase our ordinary shares if the directors believe that such purchases would be in the best interests of our shareholders. Our decision to purchase our ordinary shares from time to time will depend on our continuing assessment of then current market conditions, our need to use available cash to fund our expansion, acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

The Board recommends a vote “FOR” the resolution to authorize the purchase of ordinary shares, effective from May 30, 2024 to March 31, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased as set forth above.

PROPOSAL NO. 2

That the purchase of 3 million ordinary shares, effective from May 30, 2024 to November 29, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased as set out below (the “Additional Repurchase Plan”), be and hereby is approved:

“THAT the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies Law, to make purchases of ordinary shares, provided that:

i)	the maximum number of ordinary shares hereby authorized to be purchased under this authority is 3 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ordinary share shall be US$10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ordinary share shall be lower of:

(a)

an amount equal to 5% above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(b)	an amount equal to US$100;

b)	the authority hereby conferred shall be effective from May 30, 2024 to November 29, 2025 (both days inclusive); and

c)	pursuant to Article 58A of the Companies Law, to hold as treasury shares any ordinary shares purchased under the authority conferred by paragraph (a) of this resolution.”

The Company is seeking authority for the additional purchase of 3 million ordinary shares for a period from May 30, 2024 to November 29, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased as provided above.

DESCRIPTION OF THE ADDITIONAL REPURCHASE PLAN

Currently, the Company’s authorized share capital is £6,100,000 divided into 60,000,000 ordinary shares, par value 10 pence each, and 1,000,000 preferred shares, par value 10 pence each. Pursuant to Article 57 of the Companies Law, a company may purchase its own ordinary shares. However, the Companies Law also sets out a number of requirements in respect of such purchases. A purchase under Article 57 of the Companies Law is required by law to be sanctioned by a special resolution of the Company, i.e. a resolution that is passed by at least two-thirds of the shares voted in person or by proxy at the Extraordinary General Meeting.

Limit on Allowed Purchases under the Additional Repurchase Plan

The total number of ordinary shares hereby authorized to be purchased under this resolution is 3 million, representing approximately 6.57 % of the Company’s ordinary shares issued and outstanding, as of March 31, 2024.

Duration of the Additional Repurchase Plan

The authority for the purchase of the Company’s ordinary shares under this resolution shall be effective from May 30, 2024 to November 29, 2025 (both days inclusive).

Purchase Price

The minimum price for purchases under the Additional Repurchase Plan, exclusive of any expenses, which may be paid for an ordinary share shall be US$10.

The maximum price, exclusive of any expenses, which may be paid for an ordinary share shall be lower of:

a)

an amount equal to 5% above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

b)	an amount equal to US$ 100;

These minimum and maximum prices have been determined by the Company considering the market volatility and anticipated price range over a period until November 29, 2025.

Manner of Purchases of Ordinary Shares and Implementation of the Additional Repurchase Plan

Under the Additional Repurchase Plan, the Company may purchase its ordinary shares from time to time through open market purchases, accelerated share repurchase transactions, or other open market purchases permitted by applicable federal securities laws.

The Board of Directors has authorized each member of our Board of Directors or the Group Chief Executive Officer or the Group Chief Financial Officer or the General Counsel, acting singly, on behalf of the Company, to prepare, execute and file or submit all necessary notifications, forms and agreements as may be required or as they consider desirable to implement the Additional Repurchase Plan.

Treasury Shares

Under the Companies Law, a company may hold as treasury shares any of the ordinary shares it has redeemed or purchased, but may not exercise any voting rights attaching to such shares, make or receive any distribution in respect of such shares, nor exercise any other right in respect of such shares. Ordinary shares held as treasury shares may be cancelled, sold, transferred for the purposes of or under an employees’ share scheme or held by the company without cancelling, selling or transferring them. A company may hold as treasury shares such number of shares in the company that it has redeemed or purchased under the Companies Law as it thinks fit provided that another person holds at least one non-redeemable share in the company.

Status of Purchased Ordinary Shares

Any ordinary share that we purchase or acquire will be held by us as a treasury share.

Source of Funds

The Company may source the funds for such repurchases from internal or external sources.

Our directors do not propose to implement the Additional Repurchase Plan in a manner and to such an extent that would materially affect our working capital requirements.

Pursuant to the Companies Law, the directors of the Company authorizing the purchase of ordinary shares pursuant to the Additional Repurchase Plan shall make a statement as to the solvency of the Company at the time of any purchase of ordinary shares pursuant to the Additional Repurchase Plan in the form prescribed by the Companies Law.

Rationale for the Additional Repurchase Plan

We believe that the Additional Repurchase Plan will benefit our shareholders by providing our directors with appropriate flexibility to purchase our ordinary shares if the directors believe that such purchases would be in the best interests of our shareholders. Our decision to purchase our ordinary shares from time to time will depend on our continuing assessment of then current market conditions, our need to use available cash to fund our expansion, acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

The Board recommends a vote “FOR” the resolution to authorize the purchase of ordinary shares, effective from May 30, 2024 to November 29, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the ordinary shares to be purchased as set forth above.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Extraordinary General Meeting, and so far as is known to the Board, no matters will be brought before the Extraordinary General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Extraordinary General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of the Extraordinary General Meeting:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2023 filed with the SEC on May 16, 2023.

2.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on August 4, 2023.

3.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on August 31, 2023.

4.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on September 21, 2023.

5.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on September 25, 2023.

6.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on November 2, 2023.

7.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on November 14, 2023.

8.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on January 26, 2024.

9.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on February 2, 2024.

10.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on February 26, 2024.

11.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on March 28, 2024.

12.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on April 25, 2024.

13.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on April 25, 2024.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Plant 10, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Gopi Krishnan.

The Company’s filings with Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about public reference room.